Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  June 6, 2016

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1461
                      Cash Flow Kings Portfolio, Series 1
                       File Nos. 333-210754 and 811-03763
-------------------------------------------------------------------------------

Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1461, filed on May 27, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Cash Flow Kings Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please revise this section to state that the trust invests at least 80% of the value of its assets in "Cash Flow Kings" and provide a definition for "Cash Flow Kings."

      Response: The first two sentences of this section have been replaced with the following:

            Under normal circumstances, the trust will invest at least 80% of the value of its assets in companies that the sponsor believes are cash flow kings. Cash flow kings are defined as companies included in the S&P 500 Index that are both in the top 50% of cash flow from operations and that the sponsor believes have the highest probability of delivering the revenue required to support each issuer's current stock price.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren